UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 8)*
                    Under the Securities Exchange Act of 1934

                             SCITEX CORPORATION LTD.
                             -----------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Tao Tsuot Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [X]
                                                                    (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8   SHARED VOTING POWER: 794,754 ordinary shares *
OWNED BY
EACH             9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER: 794,754 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 794,754 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.09%

14  TYPE OF REPORTING PERSON:  CO

-----------------------
* Mr. Ben Dov and Tao Tsuot Ltd. are the beneficial owners of 794,754 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 794,754 ordinary shares of the Issuer. Mr. Ben Dov holds 84.73% of the shares of Tao Tsuot Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 794,754 ordinary shares of the Issuer held by Tao Tsuot Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Suny Electronics Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [X]
                                                                    (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY     8   SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH             9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER: 4,725,935 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 4,725,935 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.41%

14  TYPE OF REPORTING PERSON:  CO

---------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Ben Dov
Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.05% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,725,935 ordinary shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [X]
                                                                    (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7   SOLE VOTING POWER: 75,128
SHARES
BENEFICIALLY     8   SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH             9   SOLE DISPOSITIVE POWER: 75,128
REPORTING
PERSON WITH      10  SHARED DISPOSITIVE POWER:  4,725,935 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 4,801,063 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.61%

14  TYPE OF REPORTING PERSON:  CO

------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer, Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.05% of the shares of Suny Electronics Ltd. Ben Dov Holdings directly holds an additional 75,128 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,801,063 ordinary shares of the Issuer held by Suny Electronics Ltd. and Ben Dov Holdings Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ilan Ben Dov
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [X]
                                                                    (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF        7    SOLE VOTING POWER: 16,773
SHARES
BENEFICIALLY     8    SHARED VOTING POWER: 5,595,817 ordinary shares *
OWNED BY
EACH             9    SOLE DISPOSITIVE POWER: 16,773
REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER: 5,595,817 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 5,612,590 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.74%

14  TYPE OF REPORTING PERSON:  IN

------------------------
* Mr. Ben Dov and Tao Tsuot Ltd. are the beneficial owners of 794,754 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 794,754 ordinary shares of the Issuer. Mr. Ben Dov holds 84.73% of the shares of Tao Tsuot Ltd. Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.05% of the shares of Suny Electronics Ltd. Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 75,128 ordinary shares of the Issuer that are directly held by Ben Dov Holdings. Mr. Ben Dov directly holds an additional 16,773 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 5,612,590 ordinary shares of the Issuer held by himself, Tao Tsuot Ltd., Suny Electronics Ltd. and Ben Dov Holdings.

          This Amendment No. 8 to the Statement on Schedule 13D dated July 22, 2004, and previously amended on September 12, 2005, is being filed to report the purchase by Tao Tsuot Ltd. ("Tao"), Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov of an aggregate of 514,164 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scitex Corporation Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

Item 2. Identity and Background.
        ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          This Statement is being filed by Tao, Suny, Ben Dov Holdings and Mr. Ilan Ben Dov.

          Mr. Ben Dov, a citizen of Israel, is principally employed as the chief executive officer and the chairman of the board of directors of Ben Dov Holdings, the chief executive officer and the chairman of the board of directors of Suny and the chairman of the board of directors of Tao. Mr. Ben Dov's business address is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Ben Dov Holdings is a private company incorporated under the law of the State of Israel. Its principal business is investment. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

          Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Ben Dov Holdings holds 66.05% of Suny's outstanding shares, Suny Telecom, (1994) Ltd., a wholly owned subsidiary of Suny, holds 8.57% of Suny's shares, Mr. Shahar Landaw, Suny's joint chief executive officer holds 0.16% of Suny's shares, Mr.Offer Kedar, Suny's joint chief executive officer holds 0.13% of Suny's shares and the remaining 25.33% of Suny's shares is held by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal business and office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the maintenance list of the Tel Aviv Stock Exchange. Mr. Ben Dov holds 84.73% of Tao's outstanding shares, Mr. Yossi Arad, Tao's chief executive officer, holds 0.18% of Tao's outstanding shares and the remaining 15.09% of the outstanding shares of Tao are held by the public. Tao is a holding company. The address of its principal business and office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          During the last five years, none of Mr. Ben Dov, Ben Dov Holdings Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On October 24, 2005, Suny purchased an aggregate of 5,000 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 5,000 Ordinary Shares was $29,890 all of which amount was paid by Suny from its working capital.

         From September 22, 2005, through December 26, 2005, Tao purchased an aggregate of 488,861 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 488,861 Ordinary Shares was $2,879,895 all of which amount was paid by Tao from its working capital.

         From September 25, 2005, through October 19, 2005, Ben Dov Holdings purchased an aggregate of 20,303 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 20,303 Ordinary Shares was $124,616, all of which amount was paid by Ben Dov Holdings from its working capital.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 514,164 Ordinary Shares purchased by Suny, Tao and Ben Dov Holdings during the period from September 22, 2005, through December 26, 2005 were purchased for portfolio investment purposes.

         Suny, Tao, Ben Dov Holdings and Mr. Ben Dov currently do not have any plan or proposal, which relates to or would result in

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

         However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Tao, Suny, Ben Dov Holdings and Mr. Ben Dov, and in his capacity as chief executive officer and the chairman of the board of directors of Ben Dov Holdings, chief executive officer and chairman of the board of directors of Suny and chairman of the board of directors of Tao.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,725,935 Ordinary Shares, which constitute approximately 12.41% of the 38,066,363 Ordinary Shares of the Issuer, currently outstanding and issued, as reflected in the Issuer's most recent filing with the Securities and Exchange Commission.

         Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 75,128 Ordinary

Shares, which constitute approximately 0.20% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on December 27, 2005.

         Mr. Ben Dov and Tao are the beneficial owners of 794,754 Ordinary Shares, which constitute approximately 2.09% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on December 27, 2005.

         Mr. Ben Dov is the beneficial owner of 16,773 Ordinary Shares, which constitute approximately 0.04% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on December 27, 2005.

         (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,725,935 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

         Mr. Ben Dov and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 794,754 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

         Mr. Ben Dov and Ben Dov Holdings have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 75,128 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

         Mr. Ben Dov has sole power to vote or direct the vote and the shared power to dispose or direct the disposition of the 16,773 Ordinary Shares currently beneficially owned by him.

(c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Suny, Tao, Ben Dov Holdings and Mr. Ben Dov since the filing of Amendment No. 7 to Schedule 13D, on September 12, 2005. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.


       Date of Purchase by                 Number of
              Suny                     Ordinary Shares      Price Per Share*
       -------------------             ---------------      ----------------
        October 24, 2005                    5,000               $5.978

       Date of Purchase by                Number of
              Tao                      Ordinary Shares      Price Per Share*
       -------------------             ---------------      ----------------
        September 22, 2005                  9,697               $6.067
        September 25, 2005                  7,000               $5.986
        September 29, 2005                  5,000               $6.104
        September 30, 2005                 14,300               $6.100
        October 2, 2005                     4,600               $6.094
        October 6, 2005                    55,461               $6.092
        October 7, 2005                     1,561               $6.100
        October 9, 2005                     6,277               $6.096
        October 10, 2005                    3,278               $6.090
        October 11, 2005                    2,001               $5.996
        October 20, 2005                   38,002               $5.828
        October 21, 2005                   44,800               $5.770
        October 23, 2005                    2,300               $5.830
        October 26, 2005                    2,500               $5.813
        October 27, 2005                    9,164               $5.788
        October 30, 2005                    2,500               $5.758
        November 6, 2005                    2,900               $6.172
        November 7, 2005                    7,937               $6.057
        November 8, 2005                   17,595               $6.055
        November 9, 2005                   10,000               $6.100
        November 10, 2005                   5,300               $5.879
        November 13, 2005                   7,000               $5.804
        November 14, 2005                   8,500               $5.592
        November 15, 2005                   5,000               $5.665
        November 16, 2005                  16,200               $5.700
        November 17, 2005                     800               $5.670
        November 18, 2005                     260               $5.910
        November 22, 2005                  10,000               $5.940
        November 23, 2005                   1,800               $5.920
        November 27, 2005                   3,000               $5.864
        November 28, 2005                   6,650               $5.835
        November 29, 2005                  19,811               $5.864
        November 30, 2005                   4,400               $5.819
        December 4, 2005                    1,792               $5.881
        December 20, 2005                  44,209               $5.788
        December 22, 2005                   6,500               $5.959
        December 26, 2005                 100,766               $5.830

       Date of Purchase by                Number of
         Ben Dov Holdings              Ordinary Shares      Price Per Share*
       -------------------             ---------------      ----------------
        September 25, 2005                  9,500               $5.958
        September 26, 2005                    661               $5.943
        September 28, 2005                 19,303               $6.146
        October 16, 2005                    1,000               $5.980
        October 19, 2005                   15,000               $5.840


-------------

*        Does not include broker's commissions.

         Except for such transactions, Suny, Tao, Ben Dov Holdings and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since December 20, 2005.

         (d) No person other than Suny, Tao, Ben Dov Holdings and Mr. Ben Dov has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2005




                                          /s/ Ilan Ben Dov
                                          ----------------
                                          Mr. Ilan Ben Dov


                                          SUNY ELECTRONICS LTD.


                                          By: /s/ Ilan Ben Dov
                                              ----------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors


                                          BEN DOV HOLDINGS LTD.


                                          By: /s/ Ilan Ben Dov
                                              ----------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors


                                          TAO TSUOT LTD.


                                          By: /s/ Ilan Ben Dov
                                              ----------------
                                              Mr. Ilan Ben Dov
                                              Chairman of the Board of Directors